

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05003182

January 27, 2005

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2005

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 15, 2004

Dear Mr. Bennett:

This is in response to your letter dated December 15, 2004 concerning the shareholder proposal submitted to McGraw-Hill by the Jeanne Rossi Family Trust. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 1 2005
1083

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures


PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

December 15, 2004

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: The McGraw-Hill Companies, Inc./Omission of Shareholder Proposal of the Jeanne Rossi Family Trust

Ladies and Gentlemen:

I am Senior Vice President, Associate General Counsel and Secretary of The McGraw-Hill Companies, Inc. (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the Commission of the Company's intention to omit from its proxy statement relating to the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials") a portion of a supporting statement (the "Supporting Statement") relating to a shareholder proposal (the "Proposal") from Mr. Nick Rossi and Mr. Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the "Proponent").

I. The Proposal

On October 18, 2004, the Company received the Proposal and Supporting Statement from the Proponent, signed by Messrs. Nick and Emil Rossi on October 12, 2004. The Proponent designated Mr. John Chevedden as its agent for purposes of the Proposal. The Proposal requests that the Company's Board of Directors redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item. A copy of the Proposal, the Supporting Statement and the Proponent's cover letter is attached as Exhibit A.

Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter and of the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent and Mr. Chevedden. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before the Company intends to file its definitive Proxy Materials with the Commission.

We believe that a portion of the Supporting Statement impugns the personal reputation of an identified director of the Company without factual foundation, and accordingly may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3). In addition, we also believe that such portion of the Supporting Statement may also be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8) as it relates to an election for membership on the Company's board of directors. We therefore respectfully request that the staff of the Division of Corporate Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes such portion of the Supporting Statement from its Proxy Materials.

I contacted Mr. Chevedden by telephone in late November, 2004 and requested that he modify the Supporting Statement by deleting the portion that the Company intends to exclude, but he declined to do so.

II. Paragraph in Supporting Statement that the Company Proposes to Exclude.

We believe that the following portion of the Supporting Statement under the heading "Advancement Begins with a First Step" impugns the character and reputation of one of the members of the Board standing for re-election at the 2005 annual meeting and constitutes a materially false and misleading statement in violation of Rule 14a-9:

> "Ms. Lorimer was independently reported as a 'problem director' due to her involvement with the Board of Sprint Corporation. A shareholder lawsuit charged Sprint with director and executive misconduct regarding Sprint's failed merger with Worldcom in 2000. Furthermore Ms. Lorimer was also on our key Committees, Nomination (as Chairperson no less) and Compensation."

III. Grounds for Exclusion

A. *Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides an example of misleading material as that which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." This principle assures, among other things, a minimum level of decency and decorum in debate conducted through the proxy process.

Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals under Rule 14a-8(i)(3), it expressly reaffirmed that "there continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of Rule 14a-

8(i)(3)." In particular, the Staff noted that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Staff Legal Bulletin 14B further provides that the Staff will concur with a company's reliance on Rule 14a-8(i)(3) "where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

The Proponent provides no factual foundation for the "independent report" claiming that Ms. Lorimer was a "problem director" of Sprint Corporation ("Sprint"), another company on whose board of directors she sits, leaving shareholders to speculate as to the basis for such a provocative accusation. It appears as though the Proponent may, in fact, be referring to the April 30, 2004 report of The Corporate Library (the "Report") on the Company. In the Report, The Corporate Library identified Ms. Lorimer as a "problem director" "due to her involvement with the board of directors of Sprint Corporation." The Report refers to a shareholder lawsuit against Sprint related to Sprint's failed merger with Worldcom, and notes that Sprint settled the lawsuit in 2003 without admitting or denying wrongdoing. It seems clear that the Proponent is using this unattributed characterization as a "problem director" to imply that Ms. Lorimer has engaged in misconduct that makes her unfit to serve as a director of the Company. Although the Proponent refers to the lawsuit and its allegations of "director and executive misconduct," no reference to the settlement is made in the Supporting Statement.

The types of unsubstantiated assertions and inflammatory statements found in the Proponent's Supporting Statement have long been viewed as excludable under Rule 14a-8(i)(3), particularly when such statements directly implicate the character, integrity or personal reputation of individual directors. See e.g., The Home Depot, Inc. (February 25, 2004); Xcel Energy Inc. (April 1, 2003). In Home Depot, the Staff required the removal of an unsubstantiated allegation against an individual director of that company from a proponent's supporting statement. The proponent in Home Depot sought to include a statement that a director of the company "was the Home Depot lead director although an investment bank which he ran underwrote" an offering of the company's securities. While Home Depot's no-action request admitted that the Proponent's statement regarding the director was factually accurate, the company successfully argued for its exclusion as a materially misleading statement since it suggested that the underwritten transaction occurred during the current year when, in actuality, the transaction was consummated in a prior period. Similarly, in Xcel Energy, the Staff required the proponent to delete a factually unsupported statement that "a director of Xcel who also serves as a director of Qwest has failed its shareholders' expectations." Much like the Proponent's Supporting Statement in this case, the excluded statement in Xcel implied without foundation that a specific director's service to one corporation evinced a failure to the shareholders of another company. See also, General Electric Company (January 25, 2004) (requiring proponent to delete or provide citations for statements relating to the independence of the company's inside directors).

The Proponent in this case makes significantly more inflammatory allegations, with even less substantiation, than those discussed above. The Proponent's statements clearly mislead shareholders about Ms. Lorimer's performance as a director of the Company by coloring her service to Sprint, including by mentioning that she was a party to a lawsuit brought against Sprint by virtue of her position as a director of that company, without any substantiation or basis in fact as to her contribution to the Company's Committees or Board of Directors generally. The fact that a person has been named as a defendant in a lawsuit cannot fairly be taken as factual support for an allegation against that person's character or qualifications. The Staff has recognized that proposals creating the inference that directors are violating their fiduciary duties are excludable under Rule 14a-9. In The Swiss Helvetia Fund, Inc. (April 3, 2001), the Staff stated that the "proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty. . ., and in our view, [the proposal] may be excluded under Rule 14a-8(i)(3)." See also, Phoenix Gold International, Inc. (November 21, 2000) (opinion that directors are not independent violates Rule 14a-9 and may be excluded); CCBT Bancorp, Inc. (April 20, 1999) (supporting statement that board of directors violated their fiduciary duty may be deleted under Rule 14a-8(i)(3)).

Ms. Lorimer is a highly respected, independent business leader. She has been Vice President and Secretary of Yale University since 1995 and, in addition to serving as a director of the Company and Sprint, is a director of Yale-New Haven Hospital and a trustee of Hollins University. By insinuating that Ms. Lorimer is a "problem director" and that, as party to a lawsuit brought against Sprint by virtue of her position as a director of that company, she is guilty of "misconduct," the Proponent is clearly attempting to impugn by implication and wholly without substantiation her service to the Company. These statements are materially false and misleading on their face, and the Proponent fails to provide any support for these allegations.

We are aware that the Staff noted in Staff Legal Bulletin 14B it does not believe that "exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected," and that, in the Staff's view, "it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." In this case, however, given the inflammatory and entirely unsubstantiated nature of the allegations the Proponent makes against Ms. Lorimer, as well as the lack of relevance of such statements to the actual subject matter of the Proponent's Proposal, it would be entirely unfair to Ms. Lorimer to allow the Proponent to use the Proxy Materials to impugn her character and put the burden on the Company to defend her. The exclusion of the Proponent's groundless, inflammatory statements pursuant to Rule 14a-8(i)(3) is the appropriate remedy, and one that will leave intact those portions of the Supporting Statement that have actual relevance to the Proposal.

B. *Rule 14a-8(i)(8)*

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors." The principal purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections," since other proxy rules are applicable to director election contests. Release No. 34-12598 (July 7, 1976). Interpreting this rule, the Staff has permitted exclusion of shareholder proposals not only where they directly related to an election of directors, but also where the supporting statements contained recommendations regarding the elections of directors. See Visteon Corporation

(March 7, 2003); Phillips Van-Heusen Corp. (April 6, 1999); Crown Cork & Seal Co. Inc. (February 24, 1999).

As noted above, Ms. Lorimer is standing for re-election at the 2005 annual meeting. The Proponent's insinuations against Ms. Lorimer discussed above obviously call into question her qualifications to serve as a director, and accordingly seek to influence shareholders in deciding whether to vote for her re-election. Rule 14a-8 makes clear that an issuer is not required to make its proxy statement available for this purpose. This principle is no less applicable when the prohibited statements are made as part of an otherwise complying proposal. Put simply, a proponent may not use a legitimate 14a-8 proposal as a pretext for conducting a campaign against an individual standing for re-election. Accordingly, Rule 14a-8(i)(8) fully supports the deletion of the paragraph regarding Ms. Lorimer from the Supporting Statement. Again, we note that this deletion will not affect in any way those portions of the Supporting Statement that are relevant to the subject matter of the Proposal.

IV. Conclusion

For the reasons set forth above, we respectfully request that the Staff concur in our view that we may exclude the specified portion of the Supporting Statement from the Company's Proxy Materials. The Company plans to mail the Proxy Materials to shareholders on or about March 21, 2005. Should you require additional information, please do not hesitate to contact the undersigned at (212) 512-3998.

Very truly yours,



Scott L. Bennett

cc: Messrs. Nick and Emil Rossi
Mr. John Chevedden

10/18/2004 10:05 3103717872

Nick Rossi, Trustee
Emil Rossi, Trustee
Jeanne Rossi Family Trust
P.O. Box 249
Boonville, CA 95415

Exhibit A

Mr. Harold McGraw III
Chairman
McGraw-Hill Companies (MHP)
1221 Avenue of the Americas
New York, NY 10020
PH: 212-512-2000
FX: 212-512-3840, 512-4827

Dear Mr. McGraw,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi, Trustee
Emil Rossi, Trustee

Oct 12-04
10/12/2004

cc: Scott L. Bennett
Corporate Secretary
FX: 212-512-3997

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi and Emil Rossi, Trustees for the Jeanne Rossi family Trust, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

68% Yes-Vote

This topic won an impressive level of support at our company – 68% yes-vote in 2004 based on yes and no votes. This was the second year for a greater than 54% yes-vote at our company. The Council of Institutional Investors www.cii.org formally recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – this proposal won more than 17% above majority vote.

This topic also won a 61% yes-vote at 50 major companies in 2004.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Directors were subject to shareholder election only once in 3-years – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Directors failed to commit to adoption of a shareholder proposal after two majority shareholder votes – accountability concern.
- Directors were allowed to hold up to 8 director seats – over-extension concern.
- Ms. Lorimer was independently reported as a "problem director" due to her involvement with the Board of Sprint Corporation. A shareholder lawsuit charged Sprint with director and executive misconduct regarding Sprint's failed merger with Worldcom in 2000. Furthermore Ms. Lorimer was also on our key Committees, Nomination (as Chairperson no less) and Compensation.
- The Executive Committee was reported to have not met.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

McGraw-Hill Companies (MHP)
Proponent Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: Rossi Family Trust

Ladies and Gentlemen:

The irony in the company letter is that the company said that the proponent provides no factual foundation regarding the proposal text on Ms. Lorimer and then the company provides that factual foundation, The Corporate Library an independent investment research firm in Portland, Maine. I believe SLB No. 14B is concerned with factual foundation – not whether the proponent or the company provides the factual foundation.

The company claims that from The Corporate Library text one could come to a negative conclusion on Ms. Lorimer's qualifications. However the company is ambiguous by not specifying the steps it took to reach its conclusion.

The company conclusion, distinct from the text of the proposal, is then labeled as "unsubstantiated assertions and inflammatory statements" and then this label is treated as the actual text of the proposal – not a valid reasoning process.

The company then changes the subject of the accuracy of The Corporate Library text by introducing irrelevant information regarding the accuracy issue here – for instance that Ms. Lorimer "has been Vice President and Secretary of Yale University ...."

The company has failed to provide any evidence that it contacted The Corporate Library to "correct" its active on-line text on Ms. Lorimer and any response from The Corporate Library to such a "correction" attempt.

In spite of the company claims the company has provided no evidence that the proponent intends to finance a proxy context for 2005.

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 208:

"The dearth of electoral challenges is documented in a recent study by one of us. During the seven-year period 1996-2002, proxy contests over who would run the (stand-alone) firm in the future occurred in only about 80 companies among the thousands of publicly traded firms. Furthermore, most of the firms in which these contests took place were small companies. Only about ten firms had a market capitalization exceeding $200 million in the year of the proxy fight over control. Thus, for firms with a market capitalization exceeding $200 million, the incidence of such contests was practically negligible – less than two a year on average."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Rossi Family Trust
Scott Bennett




Board Analyst

BOARD EFFECTIVENESS RATINGS FOR INVESTORS

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Linda Koch Lorimer PROBLEM DIRECTOR

Age: 52
Gender: Female
Total Number of Corporate Directorships: 2
Is Active CEO? No

Ms. Lorimer has been Vice President and Secretary of Yale University since 1995, having returned to Yale as Secretary of the University in 1993. She is a director of Yale-New Haven Hospital and a Trustee of Hollins University. She was President of Randolph-Macon Woman's College from 1987 to 1993 and was Associate Provost of Yale University from 1983 to 1987. Ms. Lorimer is the former Chairman of the Association of American Colleges and Universities and the Women's College Coalition. Ms. Lorimer has been designated a 'problem director' due to her involvement with the board of directors of Sprint Corporation. Sprint's proposed merger with Worldcom in 2000 led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed. Sprint was targeted by a shareholder suit over this payout. The company settled in 2003 without admitting or denying wrongdoing.

DIRECTORSHIPS INCLUDED IN THIS DATABASE

Company Name	Ticker	Rating	Since	Tenure	Status	Retired	Outside	CEO	CFO	Chair	Lead	Founder	Attendance	Shares Held	Shares Rptd
McGraw-Hill Companies, Inc. (The)	MHP	C	1994	10	Director		Outside				X			14,433	3,164
Sprint Corporation	FON	D	1993	11	Director		Outside							23,506	19,740
Sprint PCS Group (Retired)	PCS.X		1993		Former		Outside							43,575	39,900

Committee Assignments

Committee Name	Status (see below)	Company Name	Ticker
Audit	X	Sprint Corporation	FON
Audit	X	Sprint PCS Group (Retired)	PCS.X
Capital Stock	X	Sprint PCS Group (Retired)	PCS.X
Compensation	X	McGraw-Hill Companies, Inc. (The)	MHP
Executive	X	Sprint PCS Group (Retired)	PCS.X
Executive	X	Sprint Corporation	FON
Nominating & Corporate Governance	C	Sprint Corporation	FON
Nominating & Corporate Governance	C	Sprint PCS Group (Retired)	PCS.X
Nominating & Corporate Governance	C	McGraw-Hill Companies, Inc. (The)	MHP

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus

NON-CORPORATE AFFILIATIONS INCLUDED IN THIS DATABASE

Affiliate	Relationship	Position	Since	Tenure
Yale University	Executive	VicePresident	1993	
Yale-New Haven Health System	Director	n/a		n/a
Center for Creative Leadership	Governor	Vice Chairman		n/a

MUTUAL FUND TRUSTEESHIPS INCLUDED IN THIS DATABASE

Mutual Fund	Ticker	Since	Tenure	Status	Independence	Fund Family

No mutual funds trusteeships were found for this director

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi and Emil Rossi, Trustees for the Jeanne Rossi family Trust, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

68% Yes-Vote

This topic won an impressive level of support at our company – 68% yes-vote in 2004 based on yes and no votes. This was the second year for a greater than 54% yes-vote at our company. The Council of Institutional Investors www.cii.org formally recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – this proposal won more than 17% above majority vote.

This topic also won a 61% yes-vote at 50 major companies in 2004.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Directors were subject to shareholder election only once in 3-years – accountability concern.
- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern.
- Directors failed to commit to adoption of a shareholder proposal after two majority shareholder votes – accountability concern.
- Directors were allowed to hold up to 8 director seats – over-extension concern.
- Ms. Lorimer was independently reported as a "problem director" due to her involvement with the Board of Sprint Corporation. A shareholder lawsuit charged Sprint with director and executive misconduct regarding Sprint's failed merger with Worldcom in 2000. Furthermore Ms. Lorimer was also on our key Committees, Nomination (as Chairperson no less) and Compensation.
- The Executive Committee was reported to have not met.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 15, 2004

The proposal requests the board of directors to redeem any active poison pill unless it is approved by McGraw-Hill shareholders.

We are unable to concur in your view that McGraw-Hill may exclude the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that McGraw-Hill may omit the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that McGraw-Hill may exclude the supporting statement under rule 14a-8(i)(8). Accordingly, we do not believe that McGraw-Hill may omit the supporting statement from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Kurt K. Murao
Attorney-Advisor